Filed pursuant to Rule 424(b)(3)
                                                              File No. 333-66471


RESALE PROSPECTUS


                     [Pacific Aerospace & Electronics Logo]


                        3,236,109 Shares of Common Stock

PACIFIC AEROSPACE & ELECTRONICS, INC.   Pacific Aerospace develops, manufactures
430 OLDS STATION ROAD                   and markets high-performance electronics
WENATCHEE, WASHINGTON 98801             and metal components and assemblies for
(509) 667-9600                          the aerospace, defense, electronics and
                                        transportation industries in the United
                                        States and Europe.

SELLING SHAREHOLDERS:                   The Selling Shareholders each hold
SEE PAGE 13 FOR THE NAMES OF THE        shares of Pacific Aerospace's Series B
SELLING SHAREHOLDERS.                   Convertible Preferred Stock and Warrants
                                        to purchase shares of Pacific
                                        Aerospace's common stock. In this
                                        offering, the Selling Shareholders may
                                        sell up to 3,236,109 shares of common
                                        stock that they would receive if they
                                        converted their Preferred Stock into
                                        common stock, and exercised all of their Warrants.

CLOSING SALE PRICE OF COMMON STOCK:     The conversion price of the Preferred
$1.3125 PER SHARE ON SEPTEMBER 28,      Stock is the lower of (a) $7.20 per
1999                                    share, or (b) the average of the three
                                        lowest closing bid prices per share of
                                        the common stock over the 22 trading
                                        days before conversion. The exercise
                                        price of the Warrants is $7.20 per
                                        share.

TRADING MARKET AND SYMBOL:  NASDAQ      The Selling Shareholders may offer the
NATIONAL MARKET SYSTEM -- PCTH.         shares to the public for prices computed
                                        as follows:

                                          o  Fixed prices,
                                          o  Prevailing market prices,
                                          o  Formula prices relating to
                                             prevailing market prices, or
                                          o  Negotiated prices.

                                        Pacific Aerospace will not receive any
                                        of the proceeds from sale of the shares, but will receive the proceeds from any exercise of the Warrants.

     Potential investors should consider the Risk Factors starting on page 3 before purchasing the shares.

--------------------------------------------------------------------------------
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved the shares, or determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.
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                                 October 6, 1999

                                TABLE OF CONTENTS

Section                                                                     Page

Risk Factors ...............................................................  3

Information Incorporated by Reference ...................................... 11

Available Information ...................................................... 11

Selling Shareholders ....................................................... 12

Plan of Distribution ....................................................... 15

Experts .................................................................... 15

Legal Matters .............................................................. 16

Indemnification for Securities Act Liabilities ............................. 16

                             ----------------------

     Prospective investors may rely only on information contained in this prospectus. Neither Pacific Aerospace & Electronics, Inc. (also referred to in this prospectus as "we," "Pacific Aerospace" or the "Company") nor the Selling Shareholders have authorized any person to provide prospective investors with any information other than that contained in this prospectus. This prospectus is not an offering in any jurisdiction where such offering is not permitted. The information contained in this prospectus is correct only as of the date of the prospectus, regardless of the time of the delivery of this prospectus or any sale of the shares.

                             ----------------------

                                  RISK FACTORS

--------------------------------------------------------------------------------

     An investment in shares of our common stock involves certain risks. You should carefully consider all of the information set forth in this prospectus. In particular, you should evaluate the following risk factors before making an investment in the shares of our common stock. If any of the following circumstances actually occur, our business, financial condition and results of operations could be materially and adversely affected. If that occurs, the trading price of our common stock could decline, and you could lose all or part of your investment.

     Some of these risk factors contain "forward-looking statements." These forward-looking statements are not guarantees of our future performance. They are subject to risks and uncertainties related to business operations, some of which are beyond our control. Any of these risks or uncertainties may cause actual results or future circumstances to differ materially from the forward-looking statements set forth in this section.

--------------------------------------------------------------------------------

We need to manage the risks posed by our acquisitions and our acquisition strategy.

     Pacific Aerospace has pursued an aggressive growth strategy. We expect to continue to evaluate and pursue potential strategic acquisitions. The success of this strategy depends on our ability to manage the risks associated with acquisitions. These risks include:

     o our ability to assess the value, strengths and weaknesses of acquisition candidates accurately,
     o our effectiveness in implementing necessary changes at newly acquired subsidiaries,
     o  possible diversion of management attention from our operations, and
     o possible increased borrowings, disruption of product development cycles and dilution of earnings per share.

     We recently incurred substantial losses because of our acquisition of Electronic Specialty Corporation and our investment in Orca Technologies, Inc. The size of our European Aerospace Group, which was formed when we acquired Aeromet International PLC in July 1998, will cause it to have a significant impact on our future financial results. If we do not manage these or other acquisition risks, our acquisition strategy may not succeed.

We need to manage our rapid growth to be successful.

     We have experienced rapid growth from both operations and acquisitions. This growth has placed and will continue to place significant demands on our managerial, administrative, financial and operational resources. For example, both our total number of employees and the number of our operating sites nearly doubled as a result of acquiring our European Aerospace Group. Our operating divisions have had different accounting systems, which we have integrated or plan to integrate. As we grow and our business operations become more complex, we will need to be increasingly diligent in our business decisions to comply with regulatory and accounting requirements. To manage our growth effectively, we must continue to improve our operational, accounting, financial and other management processes and systems. We must also continue to attract and retain highly skilled management and technical personnel.

We have significant debt that could have disadvantages for us.

     We incurred substantial debt and payment obligations to finance the Aeromet acquisition and ongoing operations. This debt could have important consequences, such as:

     o  making us unable to obtain additional financing in the future,
     o diverting a significant portion of our cash flow to principal and interest payments and away from operations, acquisitions and capital expenditures,
     o  increasing our interest expense, and decreasing our net income,
     o putting us at a competitive disadvantage in relation to competitors with less debt, or
     o limiting our flexibility in adjusting to downturns in our business or market conditions.

If we do not perform well in the future, we might not be able to pay our debt.

     Our future financial and operating performance will determine our ability to pay our debt. Many factors affect our performance. Because some of these factors are beyond our control, we might not have sufficient cash flow to make our debt payments when scheduled, or at all. If we do not maintain sufficient cash flow to make our debt payments, we could be forced to:

     o  reduce or delay capital expenditures,
     o  dispose of material assets or operations, potentially at a loss,
     o restructure or refinance our debt at potentially higher rates of interest, or
     o seek additional equity capital, which would probably dilute the value of the shares held by our existing shareholders.

We may not be able to do any of these things, or we may not be able to do them on satisfactory terms. In addition, if we could not repay our secured debt, secured lenders could proceed against any collateral securing that debt.

Our debt limits our flexibility.

     We must comply with a number of significant covenants imposed by the agreements that govern our debt. Those covenants restrict a number of our activities, including our ability to:

     o  dispose of or create liens on assets,
     o  incur additional indebtedness,
     o  prepay or amend certain debt,
     o  pay dividends or repurchase stock,
     o  enter into sale and leaseback transactions,
     o  make investments, loans or advances,
     o  engage in acquisitions, mergers or consolidations,
     o  make capital expenditures,
     o  change the business we conduct, or
     o  engage in certain transactions with related parties.

If we breach any of these covenants, the lenders may be able to declare all amounts we owe to be immediately due and payable. As a result, our lenders might terminate their commitments to extend further credit to us. In addition, if there is a change of control of our company, we may be required to repay our debt. Any of these events could harm our business and financial performance.

We may need to raise additional capital.

     We believe that our existing cash and credit facilities will be sufficient to meet our currently budgeted working capital requirements for at least the next 12 months. Our actual capital needs, however, will depend on many unpredictable factors, including:

     o  actual revenue generated from operations,
     o  interest due on our variable rate debt,
     o  capital expenditures required to remain competitive, and
     o cash required for acquired companies, future acquisitions, and financing transaction costs.

     As a result of these factors, we cannot predict accurately the amount or timing of our future capital needs. If we cannot obtain additional capital if and when needed, we may be unable to fund all of our working capital needs.

If the information technology and other systems that we use or that our vendors use are not Year 2000 compliant, we could experience business interruptions and incur unforeseen expenses.

     We are developing and carrying out a comprehensive strategy for updating our information management and manufacturing systems for Year 2000, or Y2K, compliance. Our information technology systems include customized and standard software purchased from outside vendors. All software has been identified and is being assessed to determine the extent of renovations required in order to be Y2K compliant. We have identified significant non-information technology systems which may be impacted by the Y2K problem, including those relating to production, processing and communication equipment, and we are in the process of determining through inquiries of equipment suppliers, as well as testing of such equipment, the extent of renovations required, if any. We believe that required renovations, validation and implementations have been completed for all critical systems, and we are continuing to monitor any additional changes that may be required and to address any deficiencies we find. We have identified third parties with whom we have a significant relationship that, in the event of a Y2K failure, could have a material impact on our financial position or operating results. We have made inquiries of these third parties to assess their Y2K readiness. We expect throughout the remainder of calendar 1999 to continue to monitor responses from these third parties and to address any issues that arise. Worst case Y2K scenarios could be as insignificant as a minor interruption in production or shipping resulting from unanticipated problems encountered in our information technology systems or those of any of the significant third parties with whom we do business. The pervasiveness of the Y2K issue makes it likely that previously unidentified issues will require remediation during the normal course of business. In such a case, we anticipate that we can process transactions manually while we repair information technology and other systems. We expect that such interruptions would have a minor effect on our operations. On the other hand, a worst case Y2K scenario could be as catastrophic as an extended loss of utility service resulting from interruptions at the point of power generation, long-line transmission, or local distribution to our production facilities. Such an interruption could result in an inability to provide products to our customers, resulting in a material adverse effect on our operating results and financial position. We believe that we have established all critical contingency plans that may be necessary, and we will be working throughout the remainder of calendar 1999 to update our contingency plans and to adopt any additional contingency plans that we believe are necessary.

Maintaining our European Aerospace Group subjects us to additional risks because we have foreign operations.

     These risks include:

     o our ability to manage operations in the United Kingdom effectively from our Wenatchee, Washington headquarters,
     o unfavorable changes in foreign government policies, regulations, tariffs, taxes and other trade barriers,
     o  exchange controls and limitations on dividends or other payments, and
     o  devaluations and fluctuations in currency exchange rates.

Our foreign operations also subject us to foreign currency risks.

     Because of our European Aerospace Group, we may decide to engage in hedging transactions to protect against losses if the exchange rate between the U.S. dollar and the British pound sterling changes. However, hedging transactions may not completely offset such losses. Our European Aerospace Group has a few contracts that are in European currencies other than British pounds sterling, or in U.S. dollars. We believe that the conversion of European currencies to the Euro will not have a material adverse effect on the European Aerospace Group's business or financial condition.

We depend on some significant customers who may be able to influence our business.

     Our top ten customers in terms of revenues during fiscal 1999 together accounted for approximately 47% of our revenues for that year, and no other customer accounted for more than 2% of our revenues. Only the top four customers individually accounted for 5% or more of our revenues, with The Boeing Company at approximately 13%, PACCAR, Inc. at approximately 8%, Rolls-Royce plc at approximately 7%, and British Aerospace plc at approximately 5%. Because of the relatively small number of customers for most of our products, our largest customers can influence product pricing and other terms of trade. If we were to lose any of our largest customers, or if they reduced or canceled orders, our business and financial performance could be harmed.

We operate in industries that are subject to cyclical downturns.

     We operate in historically cyclical industries. The aerospace, defense and transportation industries are sensitive to general economic conditions, and past recessions have adversely affected these industries. In past years, a number of factors have adversely affected the aerospace industry, including increased fuel and labor costs, and intense price competition. Recently, the commercial aircraft industry has experienced a downturn in the rate of its growth due to changing economic conditions and as a result of the ongoing financial crisis in Asia, which has caused reduction in production rates for some commercial airline programs. Additional cancellations or delays in aircraft orders from Asian customers of Boeing or Airbus could reduce demand for our products and could have a material adverse effect on our business and financial performance. These cyclical factors and general economic conditions may lead to a downturn in demand for our core products.

The loss of any of our key management or technical personnel could negatively affect our ability to manage our business.

     We believe that our ability to successfully implement our business strategy and to operate profitably depends significantly on the continued employment of our senior management team, led by our president, Donald A. Wright, and our significant technical personnel. We have key man life insurance policies on the life of Mr. Wright totaling $8 million. Our business and financial results could be materially adversely affected if Mr. Wright, other members of the senior management team, or significant technical personnel become unable or unwilling to continue in their present employment. In addition, our growth and future success will depend in large part on our ability to retain and attract additional board members, senior managers and highly skilled technical personnel. Competition for such individuals is intense, and we may not be successful in attracting and retaining them, which could interfere with our ability to manage our business.

We may not be able to convert all of our backlog into revenue.

     We sell the majority of our products through individual purchase orders. Many of our customers would have the right to terminate orders by paying the cost of work in process plus a related profit factor. Historically, we have experienced no significant order cancellations. As of May 31, 1999, we had purchase orders and contractual arrangements evidencing anticipated future deliveries, which we treat as backlog, through fiscal year 2001 of approximately $100 million. We expect to deliver approximately $80 million of this backlog in fiscal year 2000. As of May 31, 1998, we had backlog through fiscal year 2000 of approximately $100 million. We may not be able to complete all of that backlog and book it as net sales, if we experience cancellations of pending contracts or terminations or reductions of contracts in progress.

We need to adapt to technological change and develop new products.

     The market for our products is characterized by evolving technology and industry standards, changes in customer needs, adaptation of products to customer needs, and new product introductions. Our competitors from time to time may announce new products, enhancements, or technologies that have the potential to replace or render our existing products obsolete. Our success will depend on our ability to:

     o enhance our current products and develop new products to meet changing customer needs, and achieve market acceptance of those products, and
     o anticipate or respond to evolving industry standards and other technological changes on a timely and cost-effective basis.

We have substantial competition in many of the markets that we serve.

     Many of our competitors have greater financial resources, broader experience, better name recognition and more substantial marketing operations than we do, and they represent substantial long-term competition for us. Components and products similar to those we make can be made by competitors using a number of different manufacturing processes. We believe that our manufacturing processes, proprietary technologies, and experience provide significant advantages to our customers. However, competitors can use alternative forms of manufacturing to produce many of the components and products that we make. In addition, we expect our competitors to continue making new developments, and our competitors could develop products that customers view as more effective or more economical than our product lines. We may not be able to compete successfully against current and future competitors, which could seriously harm our business.

If we cannot obtain raw materials when needed and at a reasonable cost, we could have difficulty producing cost-effective products and delivering them on time.

     Our European Aerospace Group obtains approximately 70% of its titanium from one supplier and is subject to a lead time of approximately 65 weeks in ordering and obtaining titanium. While the European Aerospace Group generally has managed the ordering process to obtain titanium when needed, a labor strike at the supplier negatively affected the group's ability to obtain timely deliveries of titanium during fiscal 1999. Although the shortage of titanium did not have a material adverse effect on our European Aerospace Group's business or on our overall financial condition, we lost some business due to customers' dual sourcing contracts, and some customer orders that were expected to be delivered in fiscal 1999 were delayed into fiscal 2000. The effect of the strike emphasizes the fact that a failure to obtain titanium or other raw materials when we need them, or significant cost increases imposed by suppliers of raw materials such as titanium or aluminum, could damage our business and financial performance. We generally have readily available sources of all raw materials and supplies we need to manufacture our products and, where possible, we maintain alternate sources of supply. However, we do not have fixed price contracts or arrangements for all of the raw materials and other supplies we purchase. We have experienced in the past shortages of, or price increases for, certain raw materials and supplies that we use, and shortages or price increases may occur in the future. Future shortages or price fluctuations could have a material adverse effect on our ability to manufacture and sell our products in a timely and cost-effective manner.

We need to protect our intellectual property and proprietary rights, and protection may be costly and not always available.

     Significant aspects of our business depend on proprietary processes, know-how and other technology that are not subject to patent protection. We rely on a combination of trade secret, copyright and trademark laws, confidentiality procedures, and other intellectual property protection to protect our proprietary technology. However, our competitors may still develop or utilize technology that is the same as or similar to our proprietary technology.

     We have 32 U.S. patents, eight U.S. patent applications pending, two PCT International patent applications pending, one Canadian patent application pending, and one European patent enforceable in the U.K., most of which pertain to our U.S. Electronics Group. In addition, our European Aerospace Group has one patent application pending in several jurisdictions. We can provide no assurance that any of the patent applications will result in issued patents, that existing patents or any future patents will give us any competitive advantages for our products or technology, or that, if challenged, these patents will be held valid and enforceable. Most of our issued patents expire at various times over the next 15 years, with 16 patents expiring over the next five years. Although we believe that the manufacturing processes of much of our patented technology are sufficiently complex that competing products made with the same technology are unlikely, our competitors may be able to design competing products using the same or similar technology after these patents have expired.

     Despite the precautions we have taken, unauthorized parties may attempt to copy aspects of our products or obtain and use information that we regard as proprietary. Existing intellectual property laws give only limited protection with respect to such actions, and policing violations of these laws is difficult. The laws of certain countries in which our products are or may be distributed do not protect products and intellectual property rights to the same extent as do the laws of the United States. We could be required to enter into costly litigation to enforce our intellectual property rights or to defend infringement claims by others. Infringement claims could require us to license the intellectual property rights of third parties, but licenses may not be available on reasonable terms, or at all.

We could be subject to product liability claims and lawsuits for harm caused by our products.

     We maintain product liability insurance with a maximum coverage of $2 million. However, this insurance may not be sufficient to cover any claims that may arise. A successful product liability claim in excess of our insurance coverage could have a material adverse effect on our business and financial performance.

We must comply with environmental laws, and any failure to do so could subject us to claims or regulatory action.

     Our facilities are subject to regulations concerning solid waste disposal, hazardous materials generation, storage, use and disposal, air emissions, waste water discharge, employee health and other environmental matters. Proper waste disposal and environmental regulation are major considerations for us because a number of the metals, chemicals and other materials used in and resulting from our manufacturing processes are classified as hazardous substances and hazardous wastes. If we do not meet permitting and other requirements of applicable environmental laws, we could be liable for damages and for the costs of remedial actions. We could also be subject to fines or other penalties, including revocation of permits needed to conduct our business. Any permit revocation could require us to cease or limit production at one or more of our facilities, which could damage our business and financial performance. We have an ongoing program of monitoring and addressing environmental matters, and from time to time in the ordinary course of business we are required to address minor issues of noncompliance at our operating sites. Recently, we identified certain operations or processes that lacked required permits or otherwise are not in full compliance with applicable environmental laws. Although we believe these items are not material, we are taking steps to remedy any noncompliance.

     Environmental laws could become more stringent over time, imposing greater compliance costs and increasing risks and penalties associated with any violations. As a generator of hazardous materials, we are subject to financial exposure with regard to our properties even if we

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fully comply with these laws. In addition, certain of our facilities are located in industrial areas and have lengthy operating histories. As a consequence, it is possible that historical or neighboring activities have affected properties we currently own, and that, as a result, additional environmental issues may arise in the future, the precise nature of which we cannot now predict. Any present or future noncompliance with environmental laws or future discovery of contamination could have a material adverse effect on our results of operations or financial condition.

We are subject to costs and risks from our U.S. government contracts and federal laws.

     Certain of our products are manufactured and sold under United States government contracts or subcontracts. As with all companies that provide products or services to the United States government, we are directly and indirectly subject to various federal rules, regulations and orders applicable to government contractors. Some of these regulations relate specifically to the seller-purchaser relationship with the government, such as the bidding and pricing rules. Under regulations of this type, we must observe certain pricing restrictions, produce and maintain detailed accounting data, and meet various other requirements. We are also subject to many regulations affecting the conduct of our business generally. For example, in the United States we must adhere to federal acquisition requirements and standards established by the Occupational Safety and Health Act relating to labor practices and occupational safety standards. We are currently updating and implementing written policies and training programs relating to employee health and safety matters at several of our facilities. Violation of applicable government rules and regulations could result in civil liability, in cancellation or suspension of existing contracts, or in ineligibility for future contracts or subcontracts funded in whole or in part with federal funds. In addition, some of our customers are in the defense industry, and loss of governmental certification by these customers could cause them to reduce or curtail their purchases from us, which could harm our business.

Future issuances or resales of a significant number of shares of our common stock could negatively affect the market price of our stock.

     Sales of a significant number of shares of common stock in the public market or the prospect of such sales could adversely affect the market price of our common stock. This offering covers the resale by the Selling Shareholders of 3,000,000 shares of common stock issuable upon conversion of the Preferred Stock, and 236,109 shares of common stock issuable upon exercise of the Warrants. If all of those shares of common stock are issued, we would have 21,647,568 shares of common stock outstanding, based on our shares as of September 28, 1999. Of those shares, 19,062,568 shares can be resold by the holders (subject to the delivery of a prospectus or compliance with Rule 144 by certain holders), and 2,585,000 shares are restricted from resale until November, 1999, unless registered for resale before then. As of September 28, 1999, we have also reserved 2,295,000 common shares for issuance under our publicly traded warrants, 2,921,948 common shares for issuance under options outstanding under our stock incentive plan, 46,637 common shares for issuance under options outstanding under our independent director stock plan, and 607,500 common shares for issuance under other warrants and options. We also have an employee stock purchase plan permitting employees to purchase shares of common stock using payroll deductions, subject to certain limits. Shares issued upon exercise of our outstanding warrants or options or pursuant to the employee stock purchase plan would be available for resale in the public markets, subject in some cases to volume and other limitations.

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
     We may become obligated to issue more than 3,000,000 shares of common stock upon conversion of the Preferred Stock. We do not currently believe that 3,000,000 shares will be sufficient to permit all of the Preferred Stock to be converted into common stock, and, if it is not sufficient, we expect to seek shareholder approval for the issuance of additional shares of common stock upon conversion of the Preferred Stock. If we obtain shareholder approval, the number of additional common shares actually issued would depend on the market price of our common stock at the times when Preferred Stock is converted by the holders, which could result in the issuance of a substantial number of additional shares of common stock. As of September 28, 1999, the Selling Shareholders held 151,331 shares of Preferred Stock. Upon conversion of a share of Preferred Stock, the holder will receive the number of shares of common stock equal to $100 divided by the then-applicable conversion price of the Preferred Stock. We would have to register the additional shares so that the holders could resell them in the public market. See "Selling Shareholders - Preferred Stock and Warrant Terms."

     Any future issuance of a significant number of common shares, or any future resales by the holders of a significant number of common shares, or the prospect of such issuances or resales, could negatively affect the market price of our common stock.

                      INFORMATION INCORPORATED BY REFERENCE

     The SEC allows us to "incorporate by reference" certain of our publicly-filed documents into this prospectus, which means that information included in those documents is considered part of this prospectus. Information that we file with the SEC after the date of this prospectus will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until the Selling Shareholders have sold all the shares.

     The following documents filed with the SEC are incorporated by reference in this prospectus:

     1. Our annual report on Form 10-K for the year ended May 31, 1999; and

     2. The description of our common stock set forth in our registration statement on Form 8-B as filed with the SEC on February 6, 1997.

     You may request free copies of these filings by writing or telephoning us at the following address: Pacific Aerospace & Electronics, Inc., 430 Olds Station Road, Third Floor, Wenatchee, Washington 98801, Attention: Mr. Tom Barrows, Investor Relations, (509) 667-9600.

     The information relating to Pacific Aerospace contained in this prospectus is not comprehensive, and you should read it together with the information contained in the incorporated documents.

                              AVAILABLE INFORMATION

     This prospectus is part of a registration statement that we filed with the SEC. Certain information in the registration statement has been omitted from this prospectus in accordance with SEC rules.

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
     We file annual, quarterly and special reports and other information with the SEC. You may read and copy the registration statement and any other document that we file at the SEC's public reference rooms located at Room 1024, Judiciary Plaza, 450 Fifth Street N.W., Washington, D.C. 20549; 7 World Trade Center, Suite 1300, New York, New York 10048; and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to you free of charge at the SEC's web site at http://www.sec.gov.

     Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete, and in each instance you should refer to the copy of the contract or other document filed as an exhibit to the registration statement.

                              SELLING SHAREHOLDERS

     The Selling Shareholders are offering up to a maximum of 3,236,109 shares of common stock in this offering. Of these, (a) 3,000,000 shares (the "Conversion Shares") are issuable upon the conversion of the Series B Convertible Preferred Stock (the "Preferred Stock"), and (b) 236,109 shares (the "Warrant Shares") are issuable upon the exercise of the related warrants (the "Warrants"). Together, the Conversion Shares and the Warrant Shares are referred to as the "Shares." The Company sold the Preferred Stock and the Warrants to the Selling Shareholders in a private placement which closed in May 1998 and August 1998.

     The Company has filed a registration statement and this prospectus with the SEC as required by a registration rights agreement between the Company and the Selling Shareholders. That allows the Selling Shareholders to resell the Shares to third parties according to the plan of distribution described in this prospectus. See "Plan of Distribution."

     No Selling Shareholder has held any position or office or has had any other material relationship with the Company or any of its affiliates within the past three years, except that certain of the Selling Shareholders were purchasers in the Company's offering of Series A Convertible Preferred Stock in June 1997. The purchasers in that offering have since converted all of the shares of Series A Convertible Preferred Stock and resold all of the shares of common stock issued upon that conversion.

     The following chart shows the maximum Shares that each Selling Shareholder may sell in this offering after conversion of the Preferred Stock and exercise of the Warrants. As of September 28, 1999, to the best of the Company's knowledge, the Selling Shareholders owned no shares of common stock, other than the Shares. This offering commenced in February, 1999, and as of September 28, 1999, the Selling Shareholders had sold a total of 1,206,190 of the Shares. If the Selling Shareholders do not buy any shares of common stock after the date of this prospectus, and sell all of the Shares in this offering, then they will not own any shares of common stock after this offering, unless they become entitled to additional shares of common stock as described below under "Preferred Stock and Warrant Terms - Conversion Price."

                                                    Maximum    Maximum
                                                 Conversion    Warrant     Maximum
                                                     Shares     Shares      Shares  % of Common
    Name and Address(1) of Selling Shareholders     Offered    Offered  Offered (2)    Stock (3)
    ===========================================  ==========  =========  ==========  ===========
    AGR Halifax Fund, Ltd.                          794,118     62,500     856,618        3.96%

    AG Arb Partners, L.P.                           105,882      8,333     114,215         .53%

    AG Super Fund, L.P.                             132,353     10,417     142,770         .66%

    AG Long Term Super Fund, L.P.                   158,824     12,500     171,324         .79%

    Nutmeg Partners, L.P.                           105,882      8,333     114,215         .53%

    Northern Trust Company                           35,294      2,778      38,072         .18%

    PHS Bay Colony Fund, L.P.                        26,471      2,083      28,554         .13%

    PHS Patriot Fund, L.P.                           17,647      1,389      19,036         .09%

    AG MM, L.P.                                      35,294      2,778      38,072         .18%

    Medici Partners, L.P.                           123,529      9,722     133,251         .62%

    Triarc Companies, Inc.                           70,588      5,556      76,144         .35%

    Ramius, L.P.                                    247,059     19,444     266,503        1.23%

    Baldwin Enterprises, Inc.                       123,529      9,722     133,251         .62%

    GAM Arbitrage Investments, Inc.                  88,235      6,944      95,179         .44%

    AG Super Fund International Partners, L.P.       88,235      6,944      95,179         .44%

    Ramius Fund, Ltd.                               441,176     34,722     475,898        2.20%

    Leonardo, L.P.                                  405,882     31,944     437,826        2.02%
                                                 ----------  ---------  ----------  -----------
    TOTAL                                         3,000,000    236,109   3,236,109       14.95%

--------------

(1)  The address for all Selling Shareholders is c/o Angelo Gordon & Co., L.P.,
     245 Park Avenue, 26th Floor, New York, NY 10167.

(2) Includes the 3,000,000 Conversion Shares being offered for sale in this offering. Under certain circumstances, conversion of the Preferred Stock could result in the issuance of shares of common stock in addition to the Conversion Shares. See "Preferred Stock and Warrant Terms - Conversion
     Price," below.

(3) Shows the maximum shares offered as a percentage of the 21,647,568 shares of common stock that would be outstanding after this offering if computed on September 28, 1999.

Preferred Stock and Warrant Terms

In May and August 1998, the Company issued a total of 170,000 shares of the Preferred Stock and issued the related Warrants to purchase 236,109 shares of common stock, for a total price of $17 million.

Conversion Shares. Upon conversion of a share of Preferred Stock, the holder will receive the number of shares of common stock equal to $100 divided by the then-applicable conversion price of the Preferred Stock. See "- Conversion Price", below. However, no holder of Preferred

Stock is entitled to voluntarily convert Preferred Stock that would cause the holder to own more than 9.9% of the Company's outstanding common stock at any time.

Conversion Price. The conversion price of the Preferred Stock is the lower of
(a) $7.20 per share, or (b) the average of the three lowest closing bid prices per share of the common stock over the 22 trading days before conversion. The Company cannot issue more than 3,000,000 shares of common stock pursuant to conversion notices unless (1) the Company's shareholders approve the issuance of additional shares of common stock over the 3,000,000 shares already reserved for issuance (the "Additional Shares"), or (2) the Company redeems any Preferred Stock whose conversion would cause the issuance of Additional Shares. See "- Redemption," below. The average conversion price that would result in the issuance of 3,000,000 shares of common stock is $5.67. As of September 28, 1999, 18,669 shares of Preferred Stock had been converted into 1,206,527 shares of common stock, and the Selling Shareholders owned an additional 151,331 shares of Preferred Stock. The indenture relating to the Company's outstanding senior subordinated notes (the "Indenture") restricts the Company's ability to redeem its capital stock unless it meets certain conditions, and the Company expects that it would request shareholder approval to issue Additional Shares if 3,000,000 shares of common stock are not sufficient to cover all of the Preferred Stock to be converted. The Company does not currently believe that 3,000,000 shares will be sufficient to permit all of the Preferred Stock to be converted into common stock. If the Company's shareholders approve the issuance of Additional Shares, the number of Additional Shares actually issued would depend on the market price of the Company's common stock at the times when Preferred Stock is converted by the holders, and could result in the issuance of a substantial number of Additional Shares. If (a) the Company does not redeem the Preferred Stock which upon conversion would cause the issuance of the Additional Shares, or (b) the Company's shareholders do not approve the issuance of Additional Shares and the Company is therefore unable to convert any of the Preferred Stock, then the Company will incur a monthly penalty of 2% of the Preferred Stock's liquidation preference until the Company redeems the Preferred Stock or obtains shareholder approval to issue the Additional Shares. The liquidation preference of the Preferred Stock is the greater of (i) $100 per share plus any declared but unpaid dividends or (ii) the amount the holder would be entitled to if the Preferred Stock were converted to common stock at the then applicable conversion price. Any Preferred Stock outstanding on May 15, 2003 will automatically convert into common stock at the then-applicable conversion price.

Sale of Shares Issued Upon Conversion. Up to 3,000,000 shares of common stock issued upon conversion of the Preferred Stock, and the 236,109 shares issuable upon exercise of the Warrants, may be sold by the holders pursuant to this prospectus, or under any applicable exemption from registration. The Company would also register any Additional Shares for resale to the extent required by its registration rights agreement with the holders of Preferred Stock.

Redemption. The Company may redeem the Preferred Stock at a redemption price of $115 per share upon 20-days notice to the holder if the holder does not elect to convert within 15 days of receiving a redemption notice. The Company must either redeem any Preferred Stock that it is not permitted to convert without shareholder approval under Nasdaq requirements or obtain shareholder approval for such conversion. If the Company's senior lender requires, any redemption price, or other cash payments due to the holders, must be converted into promissory notes in favor of the holder until conversion or redemption is allowed to occur. The Indenture restricts the ability of the Company to repurchase its capital stock.

Exercise of the Warrants. The Warrants may be exercised before their expiration on May 15, 2001. The exercise price of the Warrants is $7.20 per share of common stock. The Company intends to use the proceeds from exercise of these warrants, when and if they are exercised, primarily for working capital or other corporate purposes.

                              PLAN OF DISTRIBUTION

     The Shares may be sold to third parties in transactions (a) on Nasdaq, (b) in privately negotiated transactions, (c) by writing options on the Shares, or
(d) by a combination of such methods, at fixed prices that may be changed, at market prices prevailing at the time of sale, at prices relating to such prevailing market prices, or at negotiated prices. In addition, any of the Shares that qualify for sale pursuant to Rule 144 under the Securities Act may be sold in transactions complying with that Rule, rather than pursuant to this prospectus. However, there is no assurance that the Selling Shareholders will
(a) convert any or all of the Preferred Stock or sell any or all of the Conversion Shares, or (b) exercise any or all of the Warrants, or sell any or all of the Warrant Shares.

     The Selling Shareholders may sell the Shares to or through broker-dealers, and such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the Selling Shareholders or the buyers of the Shares for whom such broker-dealers may act as agents or to whom they may sell as principals, or both (which compensation as to a particular broker-dealer may be in excess of customary commissions). Any broker-dealer may act as a broker-dealer on behalf of the Selling Shareholders in connection with the offering of certain of the Shares by the Selling Shareholders. The Selling Shareholders and any broker-dealers who act in connection with the sale of the Shares under this prospectus may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, and any commissions received by them and profit on any resale of the Shares as principals may be deemed to be underwriting discounts and commissions under the Securities Act.

     The Company will not receive any proceeds from sales of the Shares by the Selling Shareholders, although it will receive the proceeds from the exercise of the Warrants, when and if they are exercised. The Company has agreed to pay expenses (other than any underwriting costs, selling commission and fees and certain expenses of counsel and other advisors to the Selling Shareholders) in connection with the registration of the Shares in an amount not to exceed $20,000.

                                     EXPERTS

     The consolidated financial statements of Pacific Aerospace & Electronics, Inc. incorporated by reference in this prospectus and identified below were audited by the following independent public accountants, as indicated in their reports:

     o  KPMG LLP for the fiscal years ended May 31, 1998 and 1999; and

     o  Moss Adams LLP for the fiscal year ended May 31, 1997.

     These financial statements are incorporated by reference in this prospectus and included in the registration statement in reliance upon the authority of the above firms in accounting and auditing.

                                  LEGAL MATTERS

     The validity of the issuance of the Shares offered by this prospectus has been passed upon for the Company by Stoel Rives LLP of Seattle, Washington.

                 INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

     The Company has agreed to indemnify the Selling Shareholders, and the Selling Shareholders have agreed to indemnify the Company, against certain liabilities under the Securities Act. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

No person is authorized to give any
information or to make any
representation regarding this
offering other than those contained             PACIFIC AEROSPACE &
in this prospectus. Any further                  ELECTRONICS, INC.
information or representation has not
been authorized by Pacific Aerospace.
This prospectus does not constitute
an offer to sell or a solicitation of           3,236,109 SHARES
an offer to buy the shares:
                                                       OF
  o  in any jurisdiction in which
     such offer to sell or                        COMMON STOCK
     solicitation is not
     unauthorized;

  o  in any jurisdiction in which the       ------------------------
     person making such offer or
     solicitation is not qualified to              PROSPECTUS
     do so; or
                                            ------------------------
  o  to any person to whom it is
     unlawful to make such offer or
     solicitation.                               October 6, 1999

The delivery of this prospectus and
any sale under this prospectus shall
not create any implication that the
affairs of Pacific Aerospace are
unchanged, or that the information
contained in this prospectus is
correct, at any time after the date
of this prospectus.